AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 27, 2000


                                                  REGISTRATION NO. 333-39144
-----------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                -----------


                              AMENDMENT NO. 2
                                     TO
                                  FORM S-3
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933


                                -----------

                       DANIELSON HOLDING CORPORATION
             (Exact Name of Registrant as Specified in Charter)

                                  DELAWARE
       (State or Other Jurisdiction of Incorporation or Organization)

                                 95-6021257
                  (I.R.S. Employer Identification Number)

                        767 THIRD AVENUE, 5TH FLOOR
                          NEW YORK, NY 10017-2023
                               (212) 888-0347
            (Address, Including Zip Code, and Telephone Number,
     Including Area Code, of Registrant's Principal Executive Offices)

                                -----------

                               DAVID M. BARSE
                   PRESIDENT AND CHIEF OPERATING OFFICER
                       DANIELSON HOLDING CORPORATION
                        767 THIRD AVENUE, 5TH FLOOR
                          NEW YORK, NY 10017-2023
                               (212) 888-0347
         (Name, Address, Including Zip Code, and Telephone Number,
              Including Area Code, of Agent For Service) Copy

                                    To:

                          VINCENT J. PISANO, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NY 10036-6522
                               (212) 735-3000

                                -----------

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as market conditions permit.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                -----------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.




PROSPECTUS


    70 Million Shares of Common Stock Issuable Upon Exercise of Warrants


      We are offering up to 70 million shares of common stock issuable by us upon exercise of non-transferable warrants to be issued to our stockholders. We have not yet determined the terms of the warrants or the date of their issuance to our stockholders. The warrants will be represented by our common stock certificates and will not be separately tradeable. The exercise price for each series of warrants and other terms will be included in a prospectus supplement. This prospectus may not be used to consummate any sales of common stock unless accompanied by a prospectus supplement.


      Our common stock is traded on the American Stock Exchange under the symbol "DHC". On November 24, 2000, the closing price of our common stock was $3 7/8 per share.


      This investment involves risk. See "Risk Factors" beginning on page1. You should read this prospectus carefully before you invest.

       IN ORDER TO AVOID AN "OWNERSHIP CHANGE" FOR FEDERAL TAX PURPOSES, OUR CERTIFICATE OF INCORPORATION PROHIBITS ANY PERSON FROM BECOMING A BENEFICIAL OWNER OF 5% OR MORE OF OUR OUTSTANDING COMMON STOCK, EXCEPT UNDER LIMITED CIRCUMSTANCES. CONSEQUENTLY, THERE ARE LIMITATIONS ON THE EXERCISE OF WARRANTS DESCRIBED IN THIS PROSPECTUS.

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


             The date of this prospectus is November 27, 2000.




                             TABLE OF CONTENTS

                                                                      PAGE


Risk Factors............................................................1

Danielson Holding Corporation...........................................3

Where You Can Find More Information.....................................3

Forward-Looking Statements..............................................3

Use of Proceeds.........................................................3

Price Range of Common Stock.............................................4

Description of Common Stock.............................................5

Description of Warrants.................................................6

Plan of Distribution....................................................6

Legal Matters...........................................................6

Experts.................................................................6



                                RISK FACTORS

      Before purchasing the shares offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus. Some or all of the following risks could cause us to lose business or market share which would decrease our revenue and adversely affect our results of operations. If these events were to occur, the trading price of our common stock could decline and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS


      ALTHOUGH WE CURRENTLY RELY ON CASH AND SHORT TERM INVESTMENTS TO MEET OUR LIQUIDITY NEEDS, WE MAY EXPERIENCE LIQUIDITY CONSTRAINTS IN THE FUTURE WHICH COULD RESTRAIN OUR GROWTH OR REDUCE PROFITABILITY. Historically, we have not experienced major liquidity constraints, but, as discussed below, revenues are affected by numerous factors and a decrease in those revenues can create cash flow issues. In such event, we may rely on dividends and tax sharing payments from our subsidiaries. These dividends and tax sharing payments may not be available because, among other things:


      o In some cases, our subsidiaries must first receive regulatory approval before paying us dividends.

      o There are business and regulatory considerations that affect our subsidiaries, including the impact of dividends on surplus which could affect a subsidiary's insurance ratings, its competitive position, the amount of premiums that it can write and its risk-based capital requirements.

      o There may be a prolonged material decline in an insurance subsidiary's profits or materially adverse insurance regulatory developments.



      OUR BUSINESS PLAN IS TO CONTINUE TO GROW BUT OUR LIMITED FINANCIAL RESOURCES AND THE CONSTRAINTS ON OUR ABILITY TO ISSUE ADDITIONAL STOCK MAY IMPEDE OUR GROWTH. Although we have sought to grow through entering into strategic partnerships or making acquisitions, we have limited financial resources. Our limited financial resources and constraints on our ability to issue additional stock or otherwise raise capital to finance transactions may prevent us from successfully consummating any future transactions. Due to our limited financial resources and constraints on our ability to raise capital, we have been unable to participate in larger transactions in the past, and believe that our financial constraints will continue to govern the types of transactions we are able to entertain and consummate.


      OUR INSURANCE BUSINESS IS AFFECTED BY MANY FACTORS OUTSIDE OF OUR CONTROL SUCH AS WEATHER CONDITIONS AND ECONOMIC ACTIVITY THAT COULD REDUCE DEMAND FOR OUR PRODUCTS OR CAUSE INCREASES IN CLAIMS. Our business is concentrated primarily in the Western United States. If this area experiences an economic downturn, there could be fewer car sales, less demand for automobile insurance and lower policy amounts in addition to increased workers' compensation claims. Severe adverse weather conditions could also adversely affect our business. These factors, together with competitive pricing, could result in increases in our loss ratios and fluctuations in our underwriting results and net income.

      WE ARE SUBJECT TO INSURANCE LAWS AND REGULATIONS WHICH COULD RESTRICT OUR OPERATIONS AND REDUCE OUR FINANCIAL FLEXIBILITY. The states in which we transact business have passed insurance laws and regulations. The agencies established pursuant to these state laws have broad administrative and supervisory powers which can impact our insurance business including:

      o the granting and revocation of licenses to transact insurance business

      o     regulation of trade practices

      o     establishment of guaranty associations

      o     licensing of agents

      o     approval of policy forms

      o     premium rate filing requirements

      o     reserve requirements

      o the form and content of required regulatory financial statements

      o     periodic examinations of insurers' records

      o capital and surplus requirements and the maximum concentrations of certain classes of investments

      These laws, in general, also require approval of the particular insurance regulators prior to certain actions by the insurance companies, including the payment of dividends in excess of statutory limitations and certain transactions and continuing service arrangements with affiliates. The laws of most states provide for the filing of premium rate schedules and other information with the insurance commissioner of a particular state, either directly or through rating organizations. The insurance commissioner of each state generally has powers to disapprove such filings or make changes to the rates if they are found to be excessive, inadequate or unfairly discriminatory. The determination of rates is based on various factors, including loss and loss adjustment expense experience. The failure to obtain, or delay in obtaining, the required approvals could result in a decline in revenues of our insurance subsidiaries. We are also required by insurance regulators to maintain certain minimum amounts of capital.

      WE FACE INTENSE COMPETITION IN THE INSURANCE BUSINESS THAT COULD IMPAIR OUR ABILITY TO GROW AND ACHIEVE PROFITABILITY. We compete both with large national writers and with smaller regional companies in each state in which we operate. Some of these competitors are larger and have greater financial resources than us. Some of these competitors in the workers' compensation line of business have, from time to time, decreased their prices significantly to gain market share. Our ability to grow depends on our ability to expand in the states in which we already do business and to expand into other states where our competitors operate.

      IF CURRENTLY ESTABLISHED PROVISIONS FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES ("'LAE") PROVE INADEQUATE IN LIGHT OF SUBSEQUENT ACTUAL EXPERIENCE, IT WILL BE NECESSARY TO INCREASE PROVISIONS FOR UNPAID LOSSES. We are required to estimate liability for losses and LAE. Our insurance subsidiaries establish provisions to cover their estimated liability for losses and LAE with respect to both reported and unreported claims as of the end of each accounting period. By their nature, these provisions for unpaid losses and LAE do not represent an exact calculation of liabilities. Rather, they are estimates involving management's projections as to the ultimate settlement and administration of claims. These expectations are, in turn, based on, among other things:

      o     facts and circumstances known at the time

      o     predictions of future events

      o estimates of future trends in the severity and frequency of claims

      o     judicial theories of liability

      o     inflation

      Our insurance subsidiaries regularly review their respective reserve techniques and reserve positions and believe that adequate provision has been made for their respective unpaid losses and LAE. We cannot ensure that currently established provisions for unpaid loses and LAE will prove adequate in light of subsequent actual experience. Future earnings could be adversely impacted should future loss development require increases in provisions for unpaid losses and LAE previously established for prior periods.


      WE CAN NOT BE CERTAIN THAT THE NET OPERATING LOSS ("NOL") WILL CONTINUE TO BE AVAILABLE TO OFFSET OUR TAX LIABILITY. We currently have an NOL of approximately $1.1 billion for federal income tax purposes. The NOL will expire in various amounts beginning on December 31, 2000 through December 31, 2019, if it is not used. We believe, based in part upon the views of our tax advisors, that our NOL calculations are reasonable and that it is reasonable to conclude that some or all of our NOL would be available to offset our future federal taxable income, if any. The Internal Revenue Service ("IRS") has not examined our tax returns for the years in which the losses giving rise to the NOL were reported or has otherwise challenged our use of the NOL carryforwards. The IRS may attempt to challenge the amount or availability of the NOL in the event of a future tax audit. If the IRS disallows all or a portion of the NOL, the disallowance, if sustained by the courts, could have an adverse impact on our financial condition. In addition, if we were to undergo an "ownership change" as such term is used in Section 382 of the Internal Revenue Code, the use of our NOL would be severely limited. We will be treated as having had an "ownership change" if there is a more than 50% increase in stock ownership during a 3-year "testing period" by 5% stockholders. For this purpose, stock ownership is measured by value, and does not include so-called "straight preferred" stock.

      Our Certificate of Incorporation contains stock transfer restrictions which were designed to help us preserve the NOL by avoiding an ownership change. The transfer restrictions were implemented in 1990, and we expect that they will remain in-force as long as the NOL is available to us. We cannot be certain, however, that these restrictions will prevent an ownership change.


RISKS RELATED TO THIS OFFERING

      IF THE EXERCISE OF YOUR WARRANTS WOULD RESULT IN THE RISK OF YOUR BECOMING A 5% STOCKHOLDER, WE HAVE THE RIGHT TO LIMIT THE EXERCISE OF THESE WARRANTS. Our common stock is subject to transfer restrictions which forbids any stockholder from becoming a 5% stockholder. If the exercise of your warrants would result in a risk of your becoming a 5% stockholder, your exercise may be automatically reduced so that your common stock ownership would be less than 5%. We may also limit the exercise of warrants by holders who possess 5% of our outstanding common stock.

      IF A STOCKHOLDER EXERCISES A WARRANT, THEY WILL NOT BE ABLE TO SELL OR TRANSFER THEIR COMMON STOCK UNTIL IT IS RETURNED TO THEM AFTER THE EXPIRATION DATE. In order to exercise warrants, stockholders will be required to deliver to the warrant agent the common stock certificates representing the warrants to be exercised. The warrant agent will hold this common stock in escrow for the stockholders. Following the expiration date, the Warrant Agent will return the common stock held in escrow to the stockholders.

      PROVISIONS IN OUR CERTIFICATE OF INCORPORATION THAT LIMIT OWNERSHIP AND TRANSFERABILITY OF OUR STOCK MAY ENTRENCH CURRENT MANAGEMENT AND THE CURRENT STOCKHOLDERS. We are required to issue, in our name, as escrow agent, certificates representing shares of common stock that are beneficially owned by holders of 5% or more of our stock. In addition, when we receive the written request from a 5% stockholder to transfer their shares, we may refuse such request upon the advice of our tax counsel that such transfer would create an unreasonable risk of an "ownership change". In no circumstances may anyone acquire 5% or more of our stock without our consent.

      THE MARKET FOR OUR SHARES HAS BEEN HISTORICALLY ILLIQUID WHICH MAY AFFECT YOUR ABILITY TO SELL YOUR SHARES. The volume of trading in our stock has historically been low. Having a market for shares without substantial liquidity can adversely affect the price of the stock at a time an investor might want to sell his shares.

                       DANIELSON HOLDING CORPORATION

      We are a holding company incorporated in Delaware. We offer a variety of insurance products through our subsidiaries. Our largest subsidiary is National American Insurance Company of California ("NAICC"). NAICC and its subsidiaries write workers' compensation, non-standard private passenger and commercial automobile insurance in the Western United States, primarily California. We believe that through NAICC we can achieve underwriting success through refinement of various risk profiles. This helps us divide the non-standard market into more defined segments, which enables us to price our products more precisely.

      We are seeking to build stockholder value while maintaining a strong capital structure. We are also seeking to grow by developing business partnerships and making strategic acquisitions, including acquisitions that will both complement our existing operations and enable us to earn an attractive return on our investment.

                    WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available to the public at the Commission's web site at http://www.sec.gov.

      The common shares are traded on the American Stock Exchange. Material filed by us can be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, NY 10006.

      The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the termination of the offerings described in this prospectus:

      1. Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (SEC file number 001-06732 and filing date of March 30, 2000);

      2. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000 (SEC file number 001-6732 and filing date of May 15, 2000);

      3. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 (SEC file number 001-6732 and filing date of August 14, 2000);


      4. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 (SEC file number 001-6732 and filing date of November 14, 2000).


      You may request a copy of this filing, at no cost, by writing or telephoning as follows: Danielson Holding Corporation, 767 Third Avenue, New York, New York, 10017 (212) 888-0347.

      This prospectus is part of a registration statement on Form S-3 we filed with the SEC under the Securities Act. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                         FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words or similar expressions are intended to identify forward- looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in "Risk Factors" above and elsewhere in, or incorporated by reference into, this prospectus. We have no intention to update any forward- looking statements except and to the extent required by law.

                              USE OF PROCEEDS

      The net proceeds to be received from the exercise of the warrants will be used to fund acquisitions and for general corporate purposes, including working capital.

                        PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the American Stock Exchange under the symbol "DHC." The following table sets forth, for the periods indicated, the range of high and low bid prices for our common stock as reported on the American Stock Exchange.


                                                  High       Low       Close
1997:
        First Quarter........................  $ 14       $  4 7/8   $  6 7/8
        Second Quarter.......................     8 1/2      6 3/8      7 7/8
        Third Quarter........................     9          8          9
        Fourth Quarter.......................     9 5/8      6 3/4      7 1/4
1998:
        First Quarter........................     8 1/8      7 3/16     7 1/2
        Second Quarter.......................     8          7          7 3/8
        Third Quarter........................     7 1/2      3 5/8      4 3/8
        Fourth Quarter.......................     4 3/8      3          3 9/16
1999:
        First Quarter........................     4 5/8      2 7/8      2 7/8
        Second Quarter.......................     5 3/4      2 7/8      5 3/8
        Third Quarter........................     7 1/2      5 1/4      5 5/8
        Fourth Quarter.......................     6 1/8      4 5/8      5 3/4

2000:
        First Quarter........................     7 3/8      4 3/4      6 3/8
        Second Quarter.......................     6 1/4      4 1/4      4 7/8
        Third Quarter........................         5      3 7/8      4 1/8

      On November 24, 2000, the reported last sales price of the common stock was $3 7/8 per share.


                        DESCRIPTION OF COMMON STOCK


      We are authorized to issue 110,000,000 shares of capital stock. The number of shares of common stock authorized is 100,000,000 with each share having a par value of $.10.


VOTING RIGHTS


      Each holder of an outstanding share of our common stock is entitled to cast one vote for each share registered. Any consolidation or merger pursuant to which shares of our common stock would be converted into or exchanged for any securities or other consideration, would require the affirmative vote of a majority of the outstanding shares of the common stock holders.


DIVIDENDS


      Subject to the rights and preferences of any outstanding preferred stock, we will award dividends on common stock payable out of our funds if and when our board of directors declares them. However, we will not pay any dividend, set aside payment for dividends, or distribute on common stock unless:

      o we have paid or set apart all accrued and unpaid dividends for the preferred stock and any stock ranking on its parity; and

      o we have set apart sufficient funds for the payment of the dividends for the current dividend period with respect to the preferred stock and any of the stock ranking on its parity.


RIGHTS IN LIQUIDATION




      Upon our liquidation, dissolution or winding up, all holders of our common stock are entitled to share ratably in any assets available for distribution to holders of our common stock, after payment of any preferential amounts due to the holders of any series of our preferred stock.


PREEMPTIVE RIGHTS


      Shares of our common stock do not entitle a stockholder to any preemptive rights to purchase additional shares of our common stock.


TRANSFER RESTRICTIONS

      Our common stock is subject to the following transfer restrictions:


      No holder of 5% or more of our common stock, including any holder who proposes to acquire common stock which would result in that holder owning 5% or more of our common stock, may purchase or receive additional shares of our common stock, or sell or transfer any of our shares of common stock, without our determining that the transaction will not result in, or create an unreasonable risk of, an "ownership change" within the meaning of
Section 382(g) of the Internal Revenue Code, or any similar provisions relating to preservation of the NOL. This 5% limitation on ownership of stock may preserve effective control of the Company by our principal stockholders and preserve our board's and management's tenure.

      In order to ensure compliance with this restriction, and to establish a procedure for processing the requests of a 5% stockholder to acquire or transfer common stock, the following provisions apply to all 5% stockholders:

      Delivery of Shares and Escrow Receipts. We will issue all shares of common stock of a 5% stockholder in the name of "Danielson Holding Corporation, as Escrow Agent" and we will hold them in escrow. In lieu of certificates reflecting ownership of the escrowed common stock, we will issue the 5% stockholders an escrow receipt reflecting their beneficial ownership of common stock and recording ownership of the escrowed stock. Escrow receipts are non-transferable. The 5% stockholders retain full voting and dividend rights for all escrowed stock.

      Duration of our Holding the Escrowed Stock. As escrow agent, we hold all shares of escrowed stock until the termination of the escrow account. If a 5% stockholder desires to transfer escrowed stock to a non-5% stockholder, we will hold all shares of escrowed stock until we receive a favorable opinion from our tax counsel that the transfer may be made without resulting in an ownership change under the tax law.

      Acquisitions and Transfers. We will treat all requests by 5% stockholders to acquire or transfer escrowed stock on a "first to request, first to receive" basis. All requests must be in writing and delivered to us at our principal executive office, attention General Counsel, by registered mail, return receipt requested, or by hand. In the event that we are unable to conclude that a requested acquisition or transfer can be made without an ownership change under the tax law, then:

      o     we will advise the requesting party in writing; and

      o we will approve any subsequent request by other 5 % stockholders of a type that we had previously denied only after we give all previously denied requests (in the order denied) the opportunity to complete the previously desired transaction. In addition, we may approve any requested transaction in any order of receipt if, in our business judgment, the transaction is in our best interests.

      Termination of the Stock Escrow Account. The stock escrow will terminate upon the first to occur of the following:

      o we conclude that the restrictions are no longer necessary in order to avoid a loss of the NOL;

      o     the NOL is no longer available to us; or

      o our board concludes, in its business judgment, that preservation of the NOL no longer is in our interest.

Upon termination of the stock escrow, each 5% stockholder will receive a notice that the stock escrow has been terminated and will receive a common stock certificate evidencing ownership of the previously escrowed stock.

      Release of the Company. Our certificate of incorporation provides that we are held harmless and released from any liability to 5% stockholders arising from our actions as escrow agent, except for liabilities arising from our intentional misconduct. In performing our duties we are entitled to rely upon the written advice of our tax counsel and our other experts. In the event that we require further advice regarding our role as escrow agent, we may deposit the escrowed stock at issue with a court of competent jurisdiction and make further transfers in a manner consistent with the rulings of the court.


                          DESCRIPTION OF WARRANTS

GENERAL


      We will issue warrants to all of our stockholders, and the warrants issued will not be separately transferable from the common stock. The warrants will have such terms, including exercise price and exercise period and number of shares issuable upon exercise of warrants, as we determine immediately prior to our issuance of a press release announcing the terms of the warrants. Once warrants are issued, we will issue them in several series, which will attach to all shares of common stock then outstanding or subsequently issued.


EXERCISE PRICE AND TERMS




      Until we give notice that warrants of a particular series may be exercised (the "Trigger Date"), no warrant of that series will be exercisable. We will file a prospectus supplement which will provide the exercise price and the expiration date of the warrant and the number of shares of our common stock issuable upon exercise of each warrant. The expiration date will be no less than 14 business days after a Trigger Date.

      We will make a determination as to the exercise price for each series of warrants immediately prior to the Trigger Date for that series. At this time, we anticipate that the exercise price will be at some discount from the then current market price for the securities. In making the determination of the size of this discount, we will consider the stock's trading price immediately before the trigger date, the stock's recent and past historical price, and the level of discount necessary to create the desired level of participation. In addition, we will consider the purposes to which the proceeds of the offering are anticipated to go. In fact, we reserve the right to set any appropriate exercise price given our needs and the purposes of the offering. Both those needs and the purposes will be discussed further in the prospectus supplement that will be filed with the exercise price and the expiration date of the warrant. Also, it should be noted that the exercise price for each series of warrants will be separately determined and may include different initial prices and discount levels.

      The warrants will not be separately certificated and will be represented by the certificates for our common stock. In order to exercise warrants, we will require stockholders to deliver to the warrant agent the common stock certificates representing the warrants to be exercised. The warrant agent will hold this common stock in escrow for the stockholders. Following the expiration date, the warrant agent will return the common stock held in escrow to the stockholders. Because of this, if a stockholder exercises a warrant, the stockholder will not be able to sell or transfer their common stock until the warrant agent returns their common stock after the expiration date. We will not issue any new common stock between the Trigger Date and the expiration date of any series of warrants.


ADJUSTMENT OF SHARES ISSUABLE UPON EXERCISE OF WARRANTS


      We are not required to issue fractional shares of common stock upon exercise of the warrants. Instead of issuing fractional shares, we will pay a cash amount equal to the product of (A) the fraction of a share of common stock multiplied by (B) the difference between the current market price of a share of common stock and the exercise price.


MODIFICATION OF THE WARRANT


      We may amend the terms of a series of warrants prior to the Trigger Date for those series of warrants, without the approval of any of the warrant holders. With respect to a series of warrants where the Trigger Date has occurred, we may amend the terms of those warrants only to cure an ambiguity or correct or supplement a provision which may be defective or inconsistent with other provisions. We may also add provisions relating to questions or matters which arise, additions which we and the warrant agent deem necessary or desirable and which will not adversely affect the interests of the warrant holders.


TRANSFER RESTRICTIONS


      The warrant agent will hold the exercise price for all warrants that have been exercised in a separate escrow account. We will inform the warrant agent and will issue a press release indicating the number of warrants exercised and the number of shares of common stock outstanding after giving effect to the exercises. We will also request that stockholders provide us with information to allow us to determine if, as a result of the exercise of warrants, there would be a risk that any stockholder would become a 5% stockholder in our company. If any person would be at risk of becoming a 5% stockholder as a result of his exercise of warrants, we may in our sole discretion reduce the number of warrants exercised by that person so that the stockholder does not become a 5% stockholder. In addition, we may limit the exercise of warrants by 5% stockholders and we will give reasonable notice to those holders of such limitations.

      We will notify the warrant agent of the number of shares of common stock to be issued upon exercise of the warrants. Then, the warrant agent will deliver to us the exercise price for the exercised warrants and we will issue and deliver without delay certificates for the number of full shares issuable upon the exercise of the warrants, together with any cash for fractional shares.

      If our board of directors determines that the exercise of the warrants would cause an unreasonable risk of an ownership change or an unintentional result on the ownership change percentage, the board may terminate the warrants and refund the entire exercise price.


                            PLAN OF DISTRIBUTION

      The common stock covered by this prospectus will be issued upon exercise of the warrants described above.

                               LEGAL MATTERS

      Certain legal matters in connection with the sale of the shares of common stock upon exercise of the warrants will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP.

                                  EXPERTS

      KPMG LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on KPMG LLP's reports, given on their authority as experts in accounting and auditing.


                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

      The following sets forth the expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All such expenses shall be borne by us. All amounts set forth below are estimates, other than the SEC registration fee.

      SEC Registration Fee..................................$ 91,845.60

      Printing Expenses.....................................$ 0

      Accounting Fees.......................................$ 0

      Legal Fees and Expenses...............................$125,000.00

      Miscellaneous Fees....................................$  0

      TOTAL.................................................$ 216,845.60

Item 15.  Indemnification of Directors and Officers.

      Section 145(a) of the General Corporation Law of the State of Delaware ("Delaware Corporation Law") provides, in general, that a corporation shall have the power to indemnify any person who was or is a part or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

      Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

      Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Item 16.  Exhibits.

Exhibit No.      Description


      4          Form of Warrant Agreement.+

      5          Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
                   regarding legality of the warrants.*
      23         Consent of KPMG LLP.
      24         Power of Attorney (included on signature page of
                   Registration Statement).+

--------------------
*     To be filed by amendment.

+     Previously filed.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      a. To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933.

      b. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      c. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      provided, however, that paragraphs (1) (a) and (1) (b) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                 SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 27, 2000.



                                    DANIELSON HOLDING CORPORATION


                                    By:          *
                                       ----------------------------
                                           Martin J. Whitman
                                        Chief Executive Officer



        Name                             Title                     Date
        ----                             -----                     ----

            *                 Chief Executive Officer and    November 27, 2000
 ----------------------       Director
 (Martin J. Whitman)


            *                 Chairman of the Board and      November 27, 2000
 ----------------------       Director
 (Samuel Zell)


            *                 President and Chief            November 27, 2000
 -----------------------      Operating Officer
 (David M. Barse)


            *                 Chief Financial Officer        November 27, 2000
 -----------------------
 (Michael T. Carney)


            *                 Director                       November 27, 2000
 -----------------------
 (Joseph F. Porrino)


            *                 Director                       November 27, 2000
 -----------------------
 (Frank B. Ryan)


            *                 Director                       November 27, 2000
 -----------------------
 (Eugene M. Isenberg)


            *                 Director                      November 27, 2000
 -----------------------
 (Wallace O. Sellers)


            *                 Director                     November 27, 2000
 -----------------------
 (Stanley J. Gartska)


            *                 Director                     November 27, 2000
 -----------------------
 (William Pate)



 *By: /s/ David M. Barse
     -------------------
     Attorney-in-fact




                               EXHIBIT INDEX


Exhibit No.     Description


    4           Form of Warrant Agreement.+
    5           Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
                  regarding legality of the warrants.*
    23          Consent of KPMG LLP.
    24          Power of Attorney (included on signature page of
                  Registration Statement).+
--------------
* To be filed by amendment.

+   Previously filed.